UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 5, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Impax Laboratories, Inc.

File No. 001-34263 - CF#24811

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       Impax Laboratories, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 26, 2010.

       Based on representations by Impax Laboratories, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

          Exhibit 10.22   through April 21, 2019

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Sonia Barros
          Special Counsel